Exhibit 99.4
July 19, 2007 Press Conference
Financial Performance of Wipro Limited for the quarter ended June 30, 2007
I. Statement to the Press – Azim Premji, Chairman
By now you would have seen our results for the quarter ended June 30, 2007. While the management team would be happy to answer your queries, I would like to take some time before that to share some of our thoughts on our performance and prospects.
The results for the quarter are satisfying considering the strong headwinds faced by us in the form of appreciating rupee. Revenues from our Global IT Services at $ 726.1 M for the quarter were ahead of our guidance of $ 711 M. Our IT Services business continued to witness broad based growth, across Verticals, Geographies and Service lines. Our growth in Revenues was primarily driven by strong volume growth across our business units. Our differentiated services, Technology Infrastructure Services and Package Implementation grew over 50% YoY, while Business Process Outsourcing & Testing delivered growth in excess of 40% YoY. Amongst our Verticals we saw strong growth in Finance Solutions, Telecom Service Providers, Manufacturing and Technology, Media, Transportation & Services Verticals. On the operational front we improved Utilization by more than 400 basis points which helped us to partially mitigate the impact of rupee appreciation and additional S&M investments. Our new client addition continues to be robust and we had a good set of wins during the quarter for our Technology Infrastructure Services, BPO and Package Implementation, including a multi year Total Outsourcing deal of $130 Mn.
Wipro’s global brand campaign on Applied Innovation is the manifestation of Wipro’s ‘Applying Thought’ credo in our global technology business. It is how Wipro infuses newer ideas and newer ways of doing things into the business ecosystem and improves outcomes for our customers in the areas of cost and productivity improvements, global delivery and collaboration, faster time to market and measurable business results — often without major disruptive change. The campaign highlights how Wipro transforms ideas to business results. Wipro Technologies, in collaboration with IT Association of America, International Association of Outsourcing Professionals and Forbes will host the Global Applied Innovation Awards for Business Excellence this year, to recognize innovations that maximize business impact in large corporations.
Our India, Middle East and Asia Pac IT business recorded strong YoY Revenue growth of 64% and Profit before Interest and Tax (PBIT) growth of 61%. Wipro Consumer Care and Lighting business also grew well with YoY.
Revenue growth and PBIT growth of 33% and 32% respectively.
During the quarter our Consumer Care and Lighting Business took a big leap by acquiring Unza, South East Asia’s leading Personal Care Company. This is an important step for the business as we see large opportunities in the emerging Asian economies. Unza has a set of strong brands, an excellent management team and overall is a great fit to our Consumer Care Business. The growth rates they have achieved in the past are commendable and the profitability is amongst the best in the industry.
Our focus in each of our businesses is to drive growth ahead of the industry growth rates and maintain margins at the top end of the respective segments. To achieve this we have been focusing on both organic and inorganic investments and we will continue with this strategy.

To sum up, the demand environment continues to be robust and we see good traction with our existing customers. We are investing in newer markets and service lines to drive growth and that combined with our focus on driving operational improvements will help us achieve our vision of Global Leadership.
II. Question & Answer Session
Participants:
Azim Premji Chairman
Suresh Senapaty Executive Vice President, Finance & CFO
Sudip Banerjee President — Enterprise Solutions SBU
Girish Paranjpe President –Financial Solutions SBU
Dr. A.L. Rao, Chief Operating Officer
Suresh Vaswani President — Wipro Infotech and Global Practices
Pratik Kumar Executive Vice President, Human Resources
T K Kurien, President Wipro BPO SBU
Vineet Agarwal, President Consumer Care & Lighting SBU
Journalist
You are investing in new markets and service lines, could you elaborate on that.
Suresh Senapaty
We are investing in Germany, Middle East and Canada as we these are important growth markets for us.
Azim Premji
Investment is in people, they are in of course moderate infrastructure, you do not require so much infrastructure, and they are in terms of marketing particularly and building strong local presence, because that is important certainly in Middle East and certainly in Europe.
Journalist
Are you utilizing it as an organic growth or also inorganic growth?
Azim Premji
We are looking at inorganic growth both in Germany as well as in Canada.
Suresh Senapaty
Just to supplement we already have a center set up in Romania and it is functional and that is an investment which is already in some form there for servicing the German customers also.
Journalist
Which could be the services lines you would be servicing in these markets?
Azim Premji
A service line which has now been giving us a lot of success in which we had restructured the business very significantly over the past 2 years is our BPO service line. We got that to a growth mode there and as you see the growth of BPO last quarter has been 40% which is more than a average of about 34% year-on-year, but other service lines whether it be technology infrastructure, testing, enterprise application services are also growing rapidly and will continue to grow rapidly even this year.
Journalist
How is the R&D service how is it growing now?
Dr. A L Rao
The R&D services had a good growth during the quarter from three of the segments. One is in the whole area of telecom applications. The other is automotive. Third one is industrial automation, and a couple of other areas to include securities and storage. We do see combination of broad band technology, mobility, and data on wireless all these creating very interesting association and good growth for us in the three segments.

Journalist
Contributing to how much for the global IT services and products?
Dr. A L Rao
Today technology services contribute close to about 32.8% of the global IT services.
Journalist
You are looking at acquisition in Germany and Canada, if you could tell us what kind of areas where that will be done and when.
Azim Premji
We cannot give any further detail, I am sorry.
Journalist
Can you elaborate on the telecom service provider space, there was some consolidation happening few quarters ago among some of your clients, is there any update that you can provide us in terms of any softening that you will see in the telecom service provider space?
Azim Premji
Our assessment is that most of the consolidation has already happened. The companies which got merged now have completed the mergers successfully, so we expect that going forward it would be business as usual, and the full effects of that you will probably see in Q3 or end of Q2, end of the current quarter.
Dr. A L Rao
Telecom service provider segment is where we have been growing and the consolidation happened in the telecom equipment space, we grew well in the service provider space.
Journalist
Why has the contribution of revenue from US in Q1 come down?
Suresh Senapaty
Actually from Q1 the data points include BPO, so that is where because we had a high centricity of the US in the BPO part of the business. Earlier we have talked about you know Europe is 34% and US being etc., now because it is IT and the BPO together so it has got adjusted to it, but otherwise there is no significant change between the mix of revenue coming from US and Europe.
Journalist
Can you give me your outlook on the US market?
Azim Premji
The US economy irrespective of the weakness of the dollar is fundamentally reasonably strong. We expect the demand from the US in the current year to be as strong as the demand we have seen last year, and the same thing applies to Europe, in fact Europe the economy is a little stronger this year than what we have seen last year, and Japan economy is also strong, so global economies are strong and demand is not a limitation, it is our ability to win orders and to execute and to run operation efficiencies. With all the attention global sourcing has got the India story is very strong.
Journalist
Can you tell us more about pricing and why is there an impact on pricing?
Suresh Senapaty
Impact on pricing is because we would have multiple customers at higher rate and some on the lower rate and so on. When you get a growth in those customer account which have a lower rate it impacts overall price realization, so it is that but otherwise on a rate card perspective we have been getting pricing which is superior to the pricing that we have had.
Journalist
Tell us more about customers from with whom you are getting more business but lower pricing?

Suresh Senapaty
I am not necessarily saying that because it is low price it is growing faster. There are various profiles of the customers; they are different-different kind of rates ranges. In Q1 we got more growth from those customers which had lower rates, as a result of which it impacted overall pricing situation by about 0.2%, which is about more flattish.
Journalist
Do you expect the trends to continue?
Suresh Senapaty
No, because we would expect improvement as we go forward, because there are two aspects, A, we will equally want to grow the customers which are at better price realization, and B, we want to go up the value chain, and C, of course there is benefit of when you talk about more and more low experienced people being deployed it has a dilution impact, but net-net overall we would want to take our price realizations up to various initiatives that we have on the non-linearity programs.
Journalist
Appreciating of rupee, has it forced some BPO companies to shut operations?
Azim Premji
No, I think fairly across the board Indian software industry and Indian BPO industry is evaluating or have already effected centers outside of India, and I think that trend will accelerate, that the centers have originally come up in China, Philippines, Eastern Europe and in the less expensive parts of Latin America, and if anything going forward that trend will accelerate and I think you will see centers coming up even in cheaper centers in the far east like Vietnam, and if political stability is strong to some of our neighbors in fact centers coming up there also. So I think what is important is we must see that the Indian software industry not only has to give value to our European, American and Japanese customers but also has to be competitive with the rest of the world in terms of giving the best value for the best money, and if our cost get to carried away the acceleration of these centers outside of India will accelerate, but India still continues to be the best bet without question, the scalability, the quality, the leadership talent, and for cost, and some of the centers also get driven by the customers you know they want geographical distribution and some of them want some localization requirements and let me say that none of these centers are of any significant scale, you know at best they would be 500 or 1000 people.
Journalist
Further to the same question, the appreciation of rupee, some of the companies are advocating or saying the government not to go for external commercial borrowings affect of appreciation of rupee, what do you think?
Azim Premji
I do not know if you read that latest article of Rangarajan in Business Line, Rangarajan is a key advisor to the Prime Minister on economics, so I will not say that some of the business leaders are saying, Mr. Rangarajan himself is saying that government should put curbs on ECB, not put curbs on foreign exchange flows for buying capital assets or foreign exchange flows for acquisition but foreign exchange flows which is just bringing in trading money into the company. People borrow overseas at 3% lend here at 8% make 5% and then send the money back, that should be discouraged. We would support that.
Suresh Senapaty
One is thinking lot of fine tuning in the policy because today ECB is permitted for variety of purposes, say rupee Capex requirement, while there is enough money in the economy to be used rather than getting them in dollars and trying to do this. So it also impacts the overall savings in India and the fees that they get. So managing with a $200 billion of reserve where you get 45 days a 9% appreciation of the rupee, it is not as if the Indian economy has suddenly become 9% superior to that of a dollar economy that rupee should have appreciated by 9%. Any kind of policy that any company can have never could manage that kind significant appreciation. So the management has to be with a large reserve should be much more steady, much more moderate, so that you can get productivity improvement, you can look all kinds of activities to be able to mitigate it. Net-net one is not against the FDI flows, one is not against the FII flows but of course some kind of fine tuning so far as the external commercial borrowings are concerned and a much better smoother management of the foreign exchange because 9% appreciation is only the 3rd after 1934 and 1978. While over a period of over a year 2-3% can be manageable and now it looks like an environment where rupee is only going to appreciate and you find that no importer are hedging and only exporters are hedging, that means the rupee is going only one way. Typically a good economy would be managing the rupee dollars in a both way movement, and this is not good even from the risk management perspective. So we would like a much more active management so as to make sure that the fabric of Indian export does not get destroyed, because at the end of the day India is a global economy more and more businesses are creating capacity not for domestic market but for global market. So you have to be competitive in the global market place. Form that perspective if in one particular month you certainly make rupee appreciate by so much your competitive edge vis-à-vis another currency whether it is a Chinese currency or it is a Taiwanese currency or any other currency is certainly a significant turning base. So all kinds of business will go to those economies where already people have starting moving and now you are going to be accelerate that pace, so we are speaking much more smoother management of the foreign exchange.
Journalist
Did you say that Wipro Infotech had a seasonally first quarter compared to fourth quarter?
Suresh Senapaty
No what we said is that Wipro Infotech has a product and services business. It typically has a peeking in Q4, it does very good in Q2, and it does very good in Q4. So Q1 is generally a weak quarter for Wipro Infotech, therefore I said when you look at sequential results for Wipro Infotech from Q4 to Q1 and not comparative but on a year-on-year are more comparable.
Azim Premji
The major reason for that is that the Indian law gives chance of depreciation at the end of half year one and the at the end of the year. So there is an in-built tax incentive for people to use their budgets at the end of the half year one and at the end of the year. It typically gets peeking in Q4.
Journalist
But does this have an impact on the overall results?
Azim Premji
No, we have had an extremely strong quarter for Wipro Infotech with more than 60% growth over last year.
Suresh Vaswani
I would just like to add on to Wipro Infotech’s performance, this perhaps has been one of the best quarters in the last 7-8 quarters where we have shown clearly 60% growth in revenue which is more than 2-1/2 times the growth of the market. So it has clearly been an outstanding quarter this quarter.
Journalist
Just wanted to check out how much of Forex cover do you have as of June 30th, could you throw some light on this AS15 controversy that seems to be going on because there is some media report that said that Wipro had kind of asked to some kind of deferment?
Suresh Senapaty
So far as our cover as of 30th June is concerned, is about $400 million over and above that is attributed to the balance sheet exposure we have on 30th June. Second thing is AS15. AS15 talks about doing an actuarial valuation of the contribution to the provident fund. If you know that our multiple provident funds which are managed by the company’s various trusts which are exempted provident funds, typically the yield that was exempted provident fund gives is much better than the central government provident fund. Over the last 2 years in view of not being able to get an understanding right between the various trade unions and the government, the government has been declaring interest much more than what those provident funds have yielded, as a result of which government has paid out from its reserves and that becomes applicable for exempted provident fund and that makes the employer makes good those difference. So while the original concept is you are required to declare a dividend or declare interest to the extent there is a yield of provident fund, there has been occasion in the last few years where you have given little more. Now, the institute is coming up with a method that needs to do an actuarial valuation of that. So there our point since the whole ethos is to be able to give that kind of an interest which is he says earned, there is no requirement for doing any actuarial valuation, and talking to the actuaries also they say it is impractical for us to do any actuarial valuation. So it was an undesirable unwanted standard which was prescribed by the institute and wanted to represent and say that it is so. So we are required to articulate now in our most accounts saying that while that particular accounting standard is there it is impractical as far our actuary that it cannot be done. We have talked about another account standard which is taking deferment which is AS11, which is with respect to foreign exchange. What it says, we do a cash flow hedging that means if we have done a hedge for a transaction which is to happen in December ‘07, the gain or the profit of that particular transaction will be accounted for only in that particular month and not earlier. So Indian economy standard this is how it is done internationally, it is how it is done as per US GAAP also. In India there was the accounting standard which stated that it has to be dubbed as a marked-to-market but it has got postponed for implementation till 1st April, 2007. In the meantime, there is AS30, which is a draft accounting standard, which is in alignment with the international accounting standard and US GAAP which says you do not have to mark-to-market all. So institute has come out with a guidance note saying that should deferred. So it is continuing with the deferment policy it had before.
Journalist
Mr. Premji, the huge impact that the rupee appreciation has had on Wipro is because of the way Wipro does its hedging. Would you consider reviving the way you hedge foreign exchange fluctuation, and can you also comment on whether you particularly are disappointed in the way the government has managed foreign exchange fluctuations in the past few months?
Suresh Senapaty
Coming to the first question, if you look at ours we have have about $400 million dollar of hedges that we talked about, it has a marked-to-market benefit of about Rs. 35 crores which we have not taken to the P&L account, while some of the other peers of ours who do not follow a cash flow hedging, follow that. So that means it has a positive impact of 1.1%. For example, in Q1 if did a marked-to-market on all our hedges would have got extra Rs. 35 crores profit and it would mean an improvement in operating margin for our global IT services business by about 1.1%. So but for that and also we have had that in Q4 our hedge rate our realization were superior to some of the peers, and therefore for us the delta was much higher if you take into account these two, if you net these two we were equal or better compared to our peers. So hence we would not know any change with respect to our hedging policy or with respect to our accounting, because we are saying it is serving us well and will continue to serve us well.
Journalist
Mr. Senapaty you just said you expect the rupee to appreciate further and at the same time you told us earlier that you have taken new hedges in the range of between 40.40 to 45.70. I just want to understand why this such a huge range when you expect the rupee to appreciate further?
Suresh Senapaty
No I said that the way it looks in the current environment, importers are unhedged, exporter are trying to hedge, and for the first one month you have a negative premium, that means the premium is not reflecting the interest rate differential between India and the US. So it is very abnormal situation that is, it is almost giving a sentimental benefit which says that rupee is going to further appreciate, and for all kinds of opportunistic speculation this particular market is meant today. I am not necessarily saying that rupee would appreciate. I think the right way to do is with this both ways movements and the fundamental should be the base for which the exchange management should happen and not on a sentimental presentation. As of Q1 end we had about $400 million of covers over and above what we have applied to our exposure as of q1 end, plus our policy is to cover between 50-100% of the next 4 quarters and we think that policy will serve us well going forward also because no policy if a rupee appreciates by 9% in a particular quarter can help.
Journalist
Sir the new hedges have been taken in the range of 40.40 to 45.70.
Suresh Senapaty
Because you know the rupee has changed from 31st of March, it was 43.80, and then now it is 40.44. Therefore the hedges have been taken at different point of time. Therefore the range is very wide.
Journalist
And the second question to Pratik, the attrition rate in the Global IT services business has gone up from the 17% to 20%, can you explain that and how do you see it in the future?
Pratik Kumar
Three specific reasons why the attrition has gone up in Q1, part of it in Q1 is we always see a spike in Q1, Two, which is something that we have shared in the past as well that some of the companies in the industry go in for wage revision in Q1. Just to share with you all this time we have actually advanced it to Q1. So that is the second reason why every year in Q1 there has always been a localized pressure. The third reason is that this is also the performance cycle, where we do take a close look at people who are delivering from the people who need to be counseled and put on to the performance improvement part and some people have to be counseled on. So definitely going forward it is expected to be brought under control.
Journalist
What was the performance of Wipro BPO last quarter?
TK Kurien
If you look at the BPO quarter business, our transformation really began 2 years ago. If you look at our numbers last years, our top line has grown by 30% in dollar terms and on operating margin which talking to you we are very proud of has actually grown 55%, so our profit has grown ahead of our top line growth which really means two things; we have focused significantly on the time services that we are selling and the kind of integrated deals that we are going out there and competing for, that I have seen one big change. The second big change that has happened in the back, in terms of getting operating efficiencies out of the system. These have really been the two areas that we have been driving pretty efficiently. If you look at our integrated services portfolio, today we look at service lines right across the knowledge services back in to what needs to well in the past to survive business, the entire spectrum we kind of straddle, and more importantly we deliver solutions to customers rather than selling bench, that I think is another big change that has happened. So overall very happy with last quarter performance and I think the credit goes to the entire management team that has been behind the effort, because just want the BPO efforts each of these verticals have pitched in and they have taken up BPO and that is selling it very effectively out there.
Journalist
Infrastructure services did a very good growth 9% sequential last quarter and going forward the guidance also has embedded very good growth on the financial services with a very good traction, if Girish can give some insight to this.
Girish Paranjpe
I think we will continue to see strong momentum from clients and while there were some concern at the beginning of this year whether 3-4 years of unbroken track record would remain, I am happy to say that growth momentum continues to be strong. What is more that we are seeing any of our clients venturing in to newer territories where we were not so well represented earlier, so in space of last 90 days we have opened up relationships in Canada, in Ireland which extends us to also create some hedge against excessive reliance on one of the geography. We again as Mr. Kurien said, we are seeing more integrated deals were we are doing both technology and business process outsourcing together and more transformational deals where we are responsible for outcome which will impacts the business of our clients and not simply technology.
Journalist
We have a very good funnel in terms of the large deals initiatives that I wanted to Sudip Banerjee would like to give some insight to that, how many wins we did.
Sudip Banerjee
In quarter gone by we have just announced that we have won a large mega deal of a $130 million from a utility company in the UK and this involves both application development as well as infrastructure management and this deal will be spread over 5 years. We have just started the transition, so we will see revenues kicking in from September onwards from this deal. We also are piping about attempting between 10 and 12 cases which are larger than $50 million in size and we hope to be able to make further announcements with the quarters of another two wins which we are expecting in this segment. Overall we have had a very large growth momentum in manufacturing as well as in TMTS verticals and retail where we did an acquisition last year has grown YoY 54% during the quarter and we continue to do a large number of transformation deals there particularly in an area called B-Tech implementation which has given us access to customers in Europe as well as Latin America where we have also set up centers which came to us through that acquisition which we have also increased in size. So the company which we bought for about 300 employees to start with, we have gone up about 360 employees, most of those additions have been in Portugal as well as in Latin America, two centers from where we are executing these deals.
Journalist
Can you tell us the company from whom you won this large order?
Sudip Banerjee
It is a public utility. You know there are may be 5 large water companies in the UK and there are no more than 10-12 electricity companies, so if I were to say which specific area, I think it is almost possible to get the name. Unfortunately, we don’t have client permission to state the name of the company.
Journalist
Ok. Are you the only service provider or any other company is also in the fray?
Sudip Banerjee
There was a portion of that business which was with another competitor of ours. There was a portion which was with us. So when they had done this major transformation project they decided to award the contract to a single firm which has both experience in large utility management implementation and also to support the underlying infrastructure for that. So as a result we were able to showcase our capability on the specific competencies that we have developed over the years in the utilities and that has given us the deal which is now comprehensive, so it involves fundamental amount of business transformation consulting, it involves the complete work on the application development as well as maintenance, and also the underlying infrastructure management for the entire utility.
Journalist
The competitor is Indian or foreign? There are competition, which is both Indian and foreign.
Sudip Banerjee
We appreciate. So all I am saying is that enterprise application the package implementation practice of ours has again has done pretty well in Q1 and the rest of the years also we are looking forward to good contribution. Some of the wins I thought if Suresh Vaswani can throw some insight to that?
Azim Premji
So we have just requested Suresh Vaswani to say something, he will first say something then you can ask one more question.

Suresh Vaswani
I will cover IT practices really quickly. Mr. Senapaty referred to enterprise application solutions practice that practice has grown 50% year on year, and we have won a fairly large contract from a US organization, US IT distribution organization for SAP implementation and SAP role out across 19 countries, so this involves creation of a template and this involves role out across 19 countries globally, this will give you some perspective of the system integration capability we have.
We have also won from SAP, the SAP Pinacle award for being the best solutions partner for SAP in new technology areas, so this has got to do with all new technology areas like CRM and supply chain management, so that is one perspective.
Speaking about technology infrastructure services practice, that has grown again 58%. Mr. Sudip Banerjee covered the total outsourcing contracts, I wouldn’t get into that. It is important to note that we have been rated the best in terms of strategy by Forrester in a recent analysis that they did of 19 global companies. Last but not the least I think 41% growth practice for us, we are investing quite heavily in differentiating ourselves by creating new practices especially in context of vertical solutions and in newer areas like packaging testing as well as performance testing. Our testing practice also has won the HP BPO Best Partner Award for application solutions, which really demonstrates our strength in so for as application testing is concerned.
Journalist
Mr. Senapaty how to analyze these statements, your statements are complex, this is regarding rupee terms and dollar terms, right, but in respect to global IT services dollar term you said 30 plus % growth whereas in rupee terms much lower but with respect to net income it is 16% and 17%, could you give a break up of exactly what could be this, 15% gap in revenues in rupee and dollar term, whereas in net income it is 1% less.
Suresh Senapaty
One thing is that the exchange has impacted our profitability, had an impact of about 3.4%, but our margin dropped from Q4 to Q1 only by 2.4%. We had other income and so for as effective tax is concerned, we had a tax rate of about 12%. From Q4 we had a write back of about 74 crores which was for the previous period and therefore it is not an apple to apple comparison, the current quarter that is Q1 we had a normal taxation, whereas Q4 had an abnormal write back, and therefore if you adjust for this particular operating margin decline because of the foreign exchange despite net recovery this impact full flow.
Journalist
What was the other income?
Suresh Senapaty
The other income in generally in the form of interest income on the money that we have.
Journalist
Apart from just the business you are a industry leader apart from the concern we all share what could be the other challenges you are facing at the global front to sustain this kind of growth, quarter-on-quarter it you may not be as high as because the base is wider, what are other challenges, apart from the rosy picture you all have talked about?
Azim Premji
Competition you know, I think this is a globally competitive industry, it is getting increasingly more globally competitive, we have to keep being better quarter on quarter as compared to your competitors if you do not want to fall behind and that is to me the biggest challenge which is there, because everyone is driving their company, everyone is becoming more ambitious, and everyone is seeing the huge opportunity of the growth of the market, so how do you keep ahead of this in very simple terms, and not slip behind them.

Journalist
We had a landmark acquisition announced a few days back in Wipro consumer care, Unza, I would like Vineet to share some insights into that.
Vineet Agrawal
Wipro consumer care and lighting business has been doing well for the last three years, we have been having a CAGR growth of over 30% in the last three years, last quarter we have grown 33% on top nine. This sort of strong growth has propelled us to have the confidence to look at an acquisition which is beyond India, because we wanted to expand our foot print and double our foot print, and what we found is like Unza was one of the strongest company in South East Asia with presence in about five countries with a turnover of about Rs. 683 crore and a healthy operating margin of about 12%. This gives us a footprint in Malaysia, in Vietnam, in Singapore, in Indonesia as well as greater China. So that just enhances our portfolio also because it has got about 48 brands in categories which we are not present in like hand lotions, perfumes, deos etc., etc. It is a good acquisition because it has got a very strong presence in Malaysia, and acquired brands in Indonesia as well as Vietnam. They have got 5 factories, again in each of these countries, and to that extent it gives us a strong base for manufacturing also.
Journalist
About your son Rishad joining Wipro
Azim Premji
I have nothing to say. He joined the company yesterday.
Journalist
Would you share some details what is the nature of his work and what would be the compensation, the ESOPs given.
Azim Premji
He works in business which is with Girish Paranjpe, I think you can have an off line meeting with Girish Paranjpe on that.
Journalist
One final thing, can you give your outlook on the year given the rupee appreciation has been and the challenging competition in competitive environment that you see.
Azim Premji
The outlook for the year in terms of revenue growth is strong, as strong as it was last year. It seems to be that the rupee is treading out at these level, so the challenge is how do you reset your business model to a much firmer rupee in terms of projection levels and still drive operating efficiencies price increases to salvage much of the profits which have been taken away by the rupee appreciating, and we are confident that we would salvage a significant part of that going forward.
Thank you for coming to the press conference.